Filed pursuant to 424(b)(3)

Registration Statement No. 333-279800

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated July 1, 2024)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Issuance of up to 9,482,110 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated July 1, 2024, as supplemented (the “Prospectus”), relating to the resale, from time to time of up to 15,000,000 ordinary shares of the Company, $0.0022 par value per share (“Ordinary Shares”), by Generating Alpha, Ltd., a Saint Kitts and Nevis company (“Alpha”). The ordinary shares included in the Prospectus consist of ordinary shares that we may, in our discretion, elect to issue and sell to Alpha, from time to time after the three month anniversary of the date of the Prospectus, pursuant to a Stock Purchase Agreement we entered into with Alpha on April 19, 2024 (the “SPA”), in which Alpha has committed to purchase from us up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information set forth below and contained in our Report on Form 6-K, which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2024 (the “Form 6-K”). Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Canterbury Bridge Financing

On July 8, 2024 (the “Effective Date”), SMX (Security Matters) Public Limited Company (the “Company”) consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) and issued and sold to Canterbury Group Ltd. (the “Investor”) a promissory note (the “Note”) and warrants (the “Warrants”), for gross proceeds to SMX of approximately US$615,000, before deducting fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from the sale of the Note for working capital and general corporate purposes.

The Note is in the principal amount of $750,000 (the “Principal Amount”). The actual amount loaned by the Investor pursuant to the Note is approximately US$615,000 after an original issue discount. The maturity date of the Note is September 2, 2024, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest is a one-time charge of $24,657.53, which was applied on the issuance date to the principal and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise.

The Investor has the right, only upon an Event of Default (as defined in the Note), to convert all or any portion of the then outstanding and unpaid Principal Amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a fixed conversion price of $0.13 per share, subject to customary adjustments as provided in the Note including for mergers, consolidations and splits. Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. In the event of the Company’s failure to timely deliver Ordinary Shares upon conversion of the Note, the Company would be obligated to pay a “Fail to Deliver Fee” of $1,000 per day, pursuant to the terms of the Note.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. Upon the occurrence and during the continuation of any Event of Default, the Note shall become immediately due and payable and the Company shall pay to the Investor an amount equal to 150% of (a) the then outstanding principal amount of the Note plus (b) accrued and unpaid interest on the unpaid principal amount of the Note to the date of payment plus (c) any amounts otherwise owed to the Investor pursuant to the terms of the Note.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor. The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Warrant, for 8,653,846 Ordinary Shares, has an exercise price of $$0.10 per share, subject to customary adjustments, and may be exercised at any time until December 31, 2025.

The Note and Warrant were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Ordinary Shares of the Company underlying such securities, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Note, the Warrant and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Purchase Agreement, the Note and the Warrant, and is qualified in its entirety by reference to the full text of such documents.

As a result of the aforementioned transactions, the exercise prices of certain warrants and other securities held by existing investors that had price-based anti-dilution protection, were automatically adjusted downwards to $0.10.

Share Issuances to Debtholders

In July 2024, pursuant to Conversion and Exchange Rights Agreements (collectively, the Conversion Agreements”), the Company issued an aggregate of 4,070,403 Ordinary Shares (pre-reverse split) to certain former debtholders of the Company upon conversion and settlement of an aggregate of $110,000 and AUD859,500 of liabilities owed to the debtholders. Furthermore, the Company issued 67,500 5-year warrants (the “5-Year Warrant”) to one of the debtholders at an exercise price per share of $0.0022. As a part of the exchange and conversion, the Company and the former debtholders entered into a Shareholder Voting Agreement (the “Voting Agreement”).

The issuance of the ordinary shares and warrants in exchange for the cancellation and forgiveness of the indebtedness is part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash.

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Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On July 9, 2024, the closing price of our Ordinary Shares was $0.1277.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 14 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 10, 2024